MyoKardia, Inc.

333 Allerton Ave.

South San Francisco, California 94080

VIA EDGAR AND FACSIMILE

July 19, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director, Office of Insurance and Health Care

Re:	MyoKardia, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-219220

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), MyoKardia, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 21, 2017, at 4:30 p.m., Eastern Time, or at such later time as the Company or its counsel, Goodwin Procter LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Maggie Wong at (415) 733-6071. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Maggie Wong, by facsimile to (858) 726-7517 or by email to mwong@goodwinlaw.com.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Maggie Wong of Goodwin Procter LLP at (415) 733-6071.

Sincerely,

MYOKARDIA, INC.

/s/ Tassos Gianakakos
Tassos Gianakakos
President and Chief Executive Officer

cc:	Tassos Gianakakos (MyoKardia, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Maggie Wong (Goodwin Procter LLP)